June 29, 2010	Julie H. Jones (617) 951-7294 julie.jones@ropesgray.com
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 30-10
Washington, D.C. 20549-3628
Attention: Kristina Aberg
Re: LPL Investment Holdings Inc. — Registration Statement on Form S-1 (File No. 333-167325).
Dear Ms. Aberg:
     On behalf of LPL Investment Holdings Inc. (the “Company”), we are writing to request the concurrence of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with the Company’s proposed presentation of information regarding selling stockholders in its Registration Statement on Form S-1 (the “Form S-1”).
     For reasons described below, the Company is allowing a large number of stockholders to sell their shares of the Company’s common stock to the underwriters in connection with the Company’s proposed initial public offering. Though participation levels are currently unknown, this could result in up to 1,500 selling stockholders. The pool of potential selling stockholders includes employees, former employees, affiliated financial advisors, certain financial institutions and a limited number of other stockholders. The Company has historically issued equity pursuant to equity incentive plans and in connection with acquisitions. The largest group of potential selling stockholders are affiliated financial advisors who hold restricted shares of the Company, which were initially issued in the form of bonus credits and were registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, in 2007 when the number of holders of bonus credits exceeded 500. The Company’s initial public offering will result in the vesting of the restricted shares, which in turn will create substantial tax consequences for, and a possible need for liquidity by, these holders.
     Pursuant to Item 507 of Regulation S-K, the Company is required to present, for each stockholder selling shares of the Company’s common stock to the underwriters, the following

Securities and Exchange Commission

information: (i) name of each stockholder, (ii) nature of any position, office or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates, (iii) the amount of securities owned by such stockholder prior to the offering, (iv) the amount to be offered for the stockholder’s account, and (v) the amount and the percentage to be owned by such stockholder after completion of the offering.
     A strict application of Item 507 in the context of the Company’s proposed initial public offering would result in the disclosure of this information for up to 1,500 selling stockholders. This disclosure would be lengthy, distracting to investors and immaterial. Presentation of the names and stock holdings for a number of these stockholders who individually own a nominal amount of shares of the Company’s common stock would be of little value to investors. The Company believes that inclusion of this level of detail in the Form S-1 would only detract focus from the more material disclosure in the prospectus.
     The Staff has previously recognized the importance of materiality for purposes of Item 507 disclosure. In Question 240.01 of its Compliance & Disclosure Interpretations, the Staff agreed that disclosure of selling stockholders may be made on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. The Staff further provided that where the aggregate holding of a group is less than 1% of the class but for a few major shareholders, the disclosure for the members of the group other than the major shareholders also may be made on a group basis.
     Accordingly, the Company requests that the Staff concur that the Company may apply the same principles of materiality to the selling stockholder disclosure in the Form S-1. Specifically, the Company proposes that it be able to identify, on an individual basis, only directors, executive officers and those selling stockholders who hold more than 25,000 shares of the Company’s common stock, which amount represents less than 0.03% of the Company’s outstanding shares. This threshold would result in the identification of any selling stockholder with more than $1,000,000 of beneficial ownership of the Company’s common stock, based on the high end of the preliminary estimate of a price range previously provided to the Staff. As noted in our letter dated June 14, 2010, the Company advises the Staff that any projection as to the Company’s public market valuation would be inherently speculative and would be subject to developments in the business as well as changes in market conditions and trading valuations of comparable companies between the time of the discussions and the offering.
     The remaining 1,300 potential selling stockholders owning fewer than 25,000 shares (other than any of the Company’s directors or executive officers) would be aggregated and disclosed in groups that identify the selling stockholders in categories meaningful to investors and responsive to Item 507. Specifically, these groups would identify stockholders by the nature of the material relationship of such stockholders with the Company and comply with all other requirements of Item 507 with respect to the shares held by each group. Proposed categories of these groupings would include affiliated financial advisors, financial institutions, non-executive employees and former employees.
     The Company believes that this grouping would provide potential investors with concise and meaningful information with respect to the nature of the selling stockholders and their relationship to the Company. Presenting this information on a disaggregated, name-by-name basis would be confusing and distracting and require potential investors to sort through pages of disclosure to determine any meaningful information, which would be contrary to the intent of Item 507 and general disclosure principles.

Securities and Exchange Commission

     For the reasons articulated above, the Company respectfully requests that the Staff concur with its position that it be able to present, on a group-by-group basis, the selling stockholder information for all holders with fewer than 25,000 shares (other than any of the Company’s directors and executive officers).
     We would welcome the opportunity to discuss this further. If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (617) 951-7294.
Very truly yours,
/s/ Julie H. Jones
Julie H. Jones

cc:	Stephanie Brown LPL Investment Holdings Inc.